Transamerica Financial Life Insurance Company

Home Office: [Harrison, NY] Administrative Office:
[4333 Edgewood Rd NE] [Cedar Rapids, IA 52499] [(800) 322-7353]

(Referred to as the Company, we, our or us)

ACCIDENTAL DEATH BENEFIT RIDER

We have issued this rider as a part of the policy to which it is attached.   Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

Rider Benefit               If the  Insured  dies while  insured  under  this rider  and the  death  is an Accidental Death  as  defined  in  this rider,  we  will  pay  the  rider  death  benefit  as set  forth below.    The  amount  of  the  rider  death  benefit  is shown  in  the  Policy  Data.    If coverage is added or changed after the Date of Issue of the policy, the rider death benefit will be the amount we confirm to you in writing. Payments are subject to the provisions of the policy and this rider.

Payment of Proceeds

Any proceeds payable under this rider will be paid to the Beneficiary under the policy.  Any proceeds may be applied under the Settlement Provisions of the policy.

Definitions
Accidental Bodily Injury means an injury that, directly and independently of all other causes, results from external and involuntary causes. The Accidental Bodily Injury must occur on or after the Rider Date.

Accidental Death means loss of life that, directly and independently of all other causes, results solely from an Accidental Bodily Injury. The death must occur within 90 days of the Accidental Bodily Injury.

Insured means only the Insured under the policy to which this rider is attached. It does not include any other individuals covered under other riders.

Risks Not Covered	No benefits will be payable under this rider if the Insured's death or Accidental Bodily Injury is caused by or contributed to by, or results directly or indirectly, wholly or in part, from:
1.           Suicide or any attempted suicide or self-inflicted injury.

2.	Intoxication as defined by the jurisdiction in which the accident occurred.
3.           An infection except when caused directly by Accidental Bodily Injury.

4.	Disease or infirmity of mind or body, or medical or surgical treatment for such disease or infirmity.
5.           The voluntary intake or use by any means of:

a. Any drug, unless prescribed or administered by a physician and taken in accordance with a physician’s instructions; or
b. Poison, gas or fumes unless a direct result of an occupational accident.
6.           The commission of, or attempt to commit, a felony.

7.	Travel in or descent from any kind of aircraft except as a passenger on a regularly scheduled commercial aircraft.

8.           Active participation in a riot, insurrection or terrorist activity.

9.           War, declared or undeclared, or any act of war.

10.	Riding or driving an air, land or water vehicle in a race, speed or endurance contest.
11.             Participation in an illegal occupation or activity.

12.             Bungee jumping or rock or mountain climbing.

13.	Hang-gliding, skydiving, parachuting, ultra light soaring, ballooning, or parasailing.

Any defense of a claim under this rider based on the Risks Not Covered shall not be construed to be a contest of this rider.

Notice and Proof of Loss

Written proof of loss must be given to us at our Administrative Office. Proof must be sent within 90 days after the death of the Insured.

Failure to furnish such notice or proof within the specified time will not invalidate a claim if it is shown it was not possible to furnish notice or proof within the specified time and notice of proof was furnished as soon as reasonably possible.

Autopsy	We have the right to have an autopsy performed at our expense, unless prohibited by law.

Non-Convertible                 This rider is not convertible.

Termination                        This rider will terminate on the earliest of the following dates or events:

1. The death of the Insured;

2. The Policy Anniversary at the Insured’s Age 70;

3. The next Monthly Policy Date following the date you request termination of this rider;
4. The date the policy Lapses;

5. The date the policy is surrendered or continued under any nonforfeiture option;

or

6. The date the policy terminates.

Our taking of a monthly charge for any period after the date of termination of this rider shall create no liability by us with respect to this rider, nor will it constitute a waiver of the termination. Any monthly charge for this rider following its termination will be retroactively refunded by crediting it to the Policy Value.

Reinstatement                                If the policy is Reinstated, this rider may be reinstated at the same time.

Consideration	We have issued this rider in consideration of the application and payment of the first monthly charge for this rider.

Monthly Charges for this Rider

While this rider is in effect, we will take monthly charges for this rider from the Policy Value of the policy.   The monthly charge for this rider is shown in the Policy Data for the first 12 months.  Monthly charges after the first Policy Year will not exceed the rates shown below.

Monthly  Rate per

   Age                                                                                       $1,000 of rider death benefit
15-45	$.10
46-50.11
51-55.12
56-60.13
61-65.15
66-69.18

Incontestability                    The   provisions   of   the   policy   relating   to incontestability   apply   to this rider.

However, if this rider is added after the Date of Issue of the policy, the contestable period will be measured from the later of the Rider Date or the date this rider is reinstated.

No Dividends are Payable    This rider does not participate in our profits or surplus.

Nonforfeiture Values                    This rider does not have cash values or loan values.

Rider Date	The Rider Date of this rider will be the Policy Date, unless we inform you in writing of a different date.

Signed for us at our home office.

/s/ Craig D. Vermie	Peter G. Kunkel
Secretary	President